NameMedia, Inc.
230 Third Avenue
Waltham, MA 02451
December 24, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549
Attn:     Filing Desk

Re:	NameMedia, Inc./Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333- 147102)
Ladies and Gentlemen:
          On November 2, 2007, NameMedia, Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-147102 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) in connection with a proposed public offering (the “Offering”).
          Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.
          The Company has determined at this time not to proceed with the Offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
          Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company.
          If you have any questions regarding this letter, please contact the Company’s legal counsel, Mark. T. Bettencourt, Esq., of Goodwin Procter LLP, at (617) 570-1000.

Sincerely, NAMEMEDIA, INC.
By:	/s/ Kelly P. Conlin
Kelly P. Conlin
Chairman, Chief Executive Officer and Director

cc:	Mark P. Shuman (Securities and Exchange Commission) Katherine Wray (Securities and Exchange Commission)